Christopher M. Grinnell
Talcott Resolution Life, Inc.
1 Griffin Road North
Windsor, CT 06095
1-860-791-0750
christopher.grinnell@talcottresolution.com

April 6, 2022

VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re     Variable Account D of Union Security Insurance Company ("Registrant")
Registration Statement on Form N-4
SEC File No. 333-65233 and 811-05439
Dear Mr. Oh:
On behalf of the above-referenced Registrant, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conference on April 4, 2022 with respect to the above-referenced Registration Statement on Form N-4. Unless otherwise noted, capitalized terms not otherwise defined in this letter have the same meanings as used in the Registration Statement.
The Staff’s comments and our proposed responses are set forth below. We will provide you with courtesy copies of this response letter as well as a “marked” copy of the Registration’s prospectus and Statement of Additional Information, via email.
Comments Provided During Telephone Conference of April 4, 2022.
1. Comment, Cover Page: The disclosure, regarding group contracts, that the availability of portfolio companies may vary by employer is required for Appendix A, Funds Available Under the Contract. It may, but is not required to, appear the Cover Page.
Response: Talcott will leave the disclosure on the Cover Page as well as in Appendix A, Funds Available Under the Contract.
2. Comment, Cover Page: Because the Contracts in the Registration Statement do not contain optional benefits, please delete “and other guaranteed benefits” from the disclosure regarding withdrawals from the Contracts to pay fees of third-party financial intermediaries on the Cover Page, and make similar global changes to the disclosure throughout the prospectus (and in the Replicate Filings) as appropriate.
Response: Revised as requested.

3. Comment, Fee Table: Please move the line for “Administrative Expense Charge” so that it is above the line for Base Contract Charges to conform to Form N-4 requirements.
Response: We believe the line for Administrative Expense Charge was added to the Fee Table in error, and we have removed it accordingly. The Contract has a 0.10 percent Administrative Expense Charge that is already included in the Base Contract Charges in the Fee Table along with the Contract’s Mortality and Expense Risk Charge (“M&E”) of 1.10 percent for Contract Owners who are less than age 61 when the Contract was purchased, and a maximum M&E of 1.30 percent for Contract Owners who are age 61 or older when the Contract was purchased.
4. Comment, Principal Risks of Investing in the Contract: Please add a sub-caption for the disclosure regarding withdrawals from the Contracts to pay fees of third-party financial intermediaries (e.g., Advisory Fee Risk).
Response: Revised as requested.
5. Comment, Benefits Under the Contract table: Please shorten the disclosure for withdrawals from the Contracts to pay fees of third-party financial intermediaries.
Revised as requested.
6. Comment, Death Benefit Section, Withdrawals to Pay Advisory Fees. Please add the word “fees” where it is missing in the first sentence in the disclosure under Withdrawals to Pay Advisory Fees. There is also a typo in the second paragraph of the Example.
Response: Revised as requested.
7. Comment, Other Information, Financial Statements: Please ensure the Section reference to the Company financial statements is accurate.
Response: Confirmed.
8. Comment, Statement of Additional Information: On the Cover Page of the Statement of Additional Information, please make sure the name of the Contract and the Separate Account match the class identifiers in EDGAR.
Response: Confirmed.
9. Comment, Part C. Please make sure the correct signature format for the signature for the Separate Account is used; i.e., the depositor should sign for the Separate Account as well as for itself.
Response: Confirmed.
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Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher M. Grinnell

Christopher M. Grinnell
Vice President & Associate General Counsel